UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of report: April 15, 2019

Commission File Number: 001-38844

GENFIT S.A.

(Translation of registrant's name into English)

Pare Eurasante

885, avenue Eugene Avinee

59120 Loos, France

+33 3 20 16 4000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule IOI(b)(l):

☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

☐

EXHIBIT LIST

Exhibit	Description
99.1	Press Release dated April 13, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENFITS.A.

Date: April 15, 2019	By: /s/ JEAN-FRANCOIS MOUNEY
Name: Jean-Francois Mouney
Title: Chairman and Chief
Executive Officer